Exhibit 4.14

eFleets Corporation

7660 Pebble Drive

Fort Worth, Texas 76118

August 22, 2014

New September, LLC

Ladies and Gentlemen:

Reference is made to the following Promissory Note issued by Good Energy Conservation, Inc. (the “Company”) to New September, LLC (“Holder”):

Date of Promissory Note	Original Principal Amount of Promissory Note

August 15, 2011	$250,000

For good and valuable consideration the receipt of which is hereby received, the Company and the Holder hereby agree that the maturity date of the August 15, 2012 Note shall be extended from August 15, 2014 to August 15, 2015 and notwithstanding anything to the contrary in the Note all interest and principal due on the Note shall be deferred and payable on the new respective maturity date of the Note. In consideration for the extension granted by the holder, the Company will issue to the holder warrants to purchase 9,951 shares of Common Stock with an exercise price of $1.89 per share and an expiration date of August 15, 2019 and agreed to extend the expiration on the previously awarded warrants to August 15, 2019. It is agreed this agreement is effective August 15, 2014.

Except as set forth herein, all other terms set forth in the Notes shall remain unchanged. This extension agreement shall be governed by the laws of the State of Texas, excluding its conflict of laws rules. The exclusive jurisdiction and venue of the any legal action instituted by any party to this extension shall be the Circuit Court of Tarrant County, Texas.

Very truly yours,

GOOD EARTH ENERGY CONSERVATION, INC.

By:
James R. Emmons
President

Agreed and Accepted

New September LLC

By:
Name:
Title: